

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 13, 2010

VIA U.S. MAIL AND FACSIMILE

Byron R. Kelley
President and Chief Executive Officer
Regency Energy Partners LP
2001 Bryan Street, Suite 3700
Dallas, Texas 75201

      Re: Regency Energy Partners LP
               Form 10-K for Fiscal Year Ended December 31, 2009
               Filed March 1, 2010
               File No. 0-51757

Dear Mr. Kelley:

      We have completed our review of your annual report on Form 10-K for the fiscal year ended December 31, 2009 and related filings and do not have any further comments at this time.

               Sincerely,

               H. Roger Schwall
               Assistant Director

cc   Paul M. Jolas, Esq.
       Executive Vice President, Chief
         Legal Officer and Secretary
       Regency GP LLC
       (214) 840-5208 (fax)